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	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-35359**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 **AND ENDING** December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
U.S. Bancorp Investments, Inc.

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul | Minnesota | 55107
(City) | **(State)** | **(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Jessica S. McIntosh | (314) 418-8664
(Area Code—Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

220 South Sixth Street | Minneapolis | Minnesota | 55402
(Address) | **City** | **State** | **(Zip Code)**

Check One:
✔ Certified Public Accountant
__ Public Accountant
__ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, **Trudi M. Buckley,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Interim CFO/Controller
Title

Subscribed and sworn to before me this 26th
Day of February, 2010.

Notary Public

THEA M. JESTES
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 19, 2013
Commission Number: 09515956

My commission expires:

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Tel: +1 314 290 1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2010

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash held at affiliate bank	$ 83,423,418
Cash and investments segregated in compliance with federal regulations	68,355,130
Receivables:	
Customers	21,215,029
Brokers, dealers, and clearing organizations	215,294,258
Affiliates	434,100
Securities purchased under agreement to resell	73,298,023
Securities owned	231,704,391
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,791,707	779,345
Goodwill	31,306,667
Other assets	7,339,565
Total assets	$ 733,149,926
Liabilities and stockholder's equity	
Payables:	
Customers	$ 22,422,728
Brokers, dealers, and clearing organizations	109,232,204
Affiliates	1,712,852
Securities sold under agreements to repurchase	46,200,755
Securities sold, but not yet purchased	251,284,092
Accrued compensation	17,210,819
Deferred tax liability, net	2,809,302
Taxes payable to Parent	2,028,716
Other liabilities and accrued expenses	7,376,369
Total liabilities	460,277,837
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	269,627,587
Accumulated earnings	3,243,502
Total stockholder's equity	272,872,089
Total liabilities and stockholder's equity	$ 733,149,926

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), provides securities brokerage and investment banking services and is a registered with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions with institutional and retail customers in listed and unlisted equity securities, U.S. government securities, and corporate and municipal bonds. The Company sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives. The Company also participates in securities underwriting and collateralized securities transactions.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 13, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2009.

Cash and Investments Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of customers.

Included in restricted cash and investments at December 31, 2009, is $68,355,130 of qualified cash deposits with USBNA.

During 2009, the Company held qualified investments in U.S. governmental securities and governmental agency securities to support its Customer Reserve Formula deposit.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers, and clearing organizations on the statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities loaned transactions require the borrower to deposit cash with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased are recorded on the statement of financial condition on a trade-date basis at fair value. The fair value recorded for all trading securities owned and trading securities sold, but not yet purchased is based on observable market prices. The fair value recorded for all other securities owned and securities sold, but not yet purchased is based on quoted market prices. Other securities include fractional and worthless shares of securities, securities purchased from customers in order to facilitate customer sale requests on an expedited basis, and securities positions resulting from trade errors.

Please see Note 7 "Securities Owned and Securities Sold, but Not Yet Purchased" for all securities as of December 31, 2009.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

The recoverability of goodwill is, at a minimum, evaluated annually or more frequently if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the business based on estimated future cash flows.

Other Assets

Limited partnership interests in private equity funds are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment. These limited partnerships are also evaluated for consolidation of the underlying structures in accordance with applicable consolidation guidance. No consolidation was deemed to be necessary as a result of these analyses.

Also included in other assets are employee sign-on bonuses. These bonuses are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These bonuses are based on continued employment and are amortized over a two-year vesting period.

Please see Note 9 "Other Assets" for all other assets as of December 31, 2009.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's stock option incentive plan. Stock-based compensation expense is allocated to the Company by the Parent based on the Company's pro rata use of the incentive plan.

2. Summary of Significant Accounting Policies (continued)

Please see Note 15 "Employee Benefits and Stock-Based Compensation."

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with the Parent and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 16 "Income Taxes" for further discussion.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

Retail and Institutional Brokerage – Commission and trading revenues and related expenses are recorded on a trade-date basis. Trailer commission revenue and account fee revenue are recorded on an accrual basis as earned.

Investment Banking – Investment banking revenues include underwriting, management, and advisory fees arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues are recorded on an accrual basis.

Receivables

No allowance has been established for uncollectible receivables, as management believes the receivable amounts are fully collectible.

2. Summary of Significant Accounting Policies (continued)

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide financial support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the non-contractual fees are generally recorded on a cash basis.

Please see Note 13 for further discussion of affiliate Product Partner Dollars.

Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2009 through February 26, 2010, the date the statement of financial condition was available to be issued. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized in the statement of financial condition.

3. Accounting Changes and Recently Issued Accounting Standards

Fair Value Measurements

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance, which the Company adopted effective January 1, 2009, for determining fair value for an asset or liability if there has been a significant decrease in the volume and level of activity in relation to normal market activity. In that circumstance, transactions or quoted prices may not be determinative of fair value. The Company did not make any adjustments to its processes for determining the fair value of its assets or liabilities during 2009.

4. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 2,294,289
Fee income	175,939
Margin accounts	18,744,801
Total receivables	$ 21,215,029
Amounts payable to customers include:	
Cash transactions	$ 22,422,728

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:	
Cash collateral deposits for securities borrowed	$ 181,823,760
Receivables from brokers, dealers, and clearing organizations	26,718,611
Securities failed to deliver	6,751,887
Total receivables	$ 215,294,258
Payables to brokers, dealers, and clearing organizations include:	
Deposits received for securities loaned	$ 107,370,000
Payables to brokers, dealers, and clearing organizations	1,585,147
Securities failed to receive	277,057
Total payables	$ 109,232,204

Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2009, the Company held securities under such agreements with a fair value of $273,391,776, of which $255,121,783 has been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Securities Owned and Securities Sold, but Not Yet Purchased

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

7. Securities Owned and Securities Sold, but Not Yet Purchased (continued)

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable market inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments, U.S. Treasury bonds, U.S. government agency securities and other.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 inventory positions as of December 31, 2009.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

7. Securities Owned and Securities Sold, but Not Yet Purchased (continued)

The following table presents the valuation of the Company's securities measured at fair value on a recurring basis by pricing levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Balance as of December 31, 2009
Assets				
Securities owned:				
U.S. government securities	$ 2,210	$ 50,975,231	$ –	$ 50,977,441
Corporate obligations	24,756	180,652,450	–	180,677,206
Corporate equities	20,016	–	–	20,016
Other securities	29,728	–	–	29,728
Total assets measured at fair value on a recurring basis	$ 76,710	$ 231,627,681	$ –	$ 231,704,391
Liabilities				
Securities sold, but not yet purchased:				
U.S. government securities	$ 228	$ 77,343,745	$ –	$ 77,343,973
Corporate obligations	–	173,939,203	–	173,939,203
Other securities	916	–	–	916
Total liabilities measured at fair value on a recurring basis	$ 1,144	$ 251,282,948	$ –	$ 251,284,092

8. Fixed Assets

At December 31, 2009, the Company's fixed assets are as follows:

Office equipment	$ 7,227,532
Computer software	1,983,094
Leasehold improvements	360,426
Total fixed assets	9,571,052
Less accumulated depreciation and amortization	8,791,707
Net fixed assets	$ 779,345

9. Other Assets

At December 31, 2009, the Company's other assets are as follows:

Accrued interest receivable	$ 2,396,262
Employee recruiting bonus	1,483,871
Limited partnership investments	1,362,583
Prepaid expenses	1,079,414
Other	1,017,435
Total other assets	$ 7,339,565

10. Borrowings

At December 31, 2009, the Company had a $250,000,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2009, there were no outstanding borrowings under the facility.

In addition, the Company has a $400,000,000 unsecured promissory note with USB to be used for discretionary working capital purposes. At December 31, 2009, the Company had no outstanding borrowings on this note.

The Company also has a $300,000,000 secured promissory note with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2009, the Company had no outstanding borrowings on this note.

11. Other Liabilities and Accrued Expenses

At December 31, 2009, the Company's other liabilities and accrued expenses are as follows:

Accrued interest payable	$ 3,211,595
Operational loss reserve	2,372,124
Accounts payable	1,730,665
Other	61,985
Total other liabilities and accrued expenses	$ 7,376,369

12. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements. The Company has established reserves for potential losses that are probable and reasonably estimable.

Other Commitments

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2009, the Company had potential credit risk of $3,537,369 with one counterparty due to its collateralized securities transactions.

13. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue/fees for underwriting corporate bonds, selling affiliated mutual funds, Product Partner dollars, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

The Company held affiliate positions in its trading inventory throughout the year. These corporate bond positions are included on the statement of financial condition in securities owned and securities sold, but not yet purchased and totaled $17,035,547 and $9,816,263, respectively, at December 31, 2009. The total amount of securities owned was loaned out and the total amount of securities sold, but not yet purchased was borrowed to cover the position at December 31, 2009.

14. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2009, net capital under the Rule was $117,371,433 or 818% of aggregate debit balances and $117,084,691 in excess of the minimum required net capital.

15. Employee Benefits and Stock-Based Compensation

Employee Investment Plan

Qualified employees of the Company may make contributions to the defined contribution retirement savings plan sponsored by the Parent up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by USB, up to 4% of an employee's eligible annual compensation. USB's matching contribution vests immediately. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contributions among various investment alternatives.

15. Employee Benefits and Stock-Based Compensation (continued)

Pension Plan

Qualified pension benefits are provided to substantially all employees based on years of service and employees' compensation while employed with the Company. Employees become vested upon completing five years of vesting service. A participant's future retirement benefits are based on a participant's highest consecutive five-year average annual compensation during his or her last 10 years before retirement or termination from the Company. USB's qualified plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. Qualified plan assets primarily consist of various domestic and international equities and equity mutual funds. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded.

Active and Postretirement Welfare Plan

In addition, USB provides healthcare and death benefits to substantially all active and certain retired employees of the Company. Active health and welfare benefit expense allocated to the Company during the year ended December 31, 2009, was $3,622,004. Generally, all active employees may become eligible for participation in the postretirement welfare plan by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Stock-Based Compensation

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in the Parent's stock option and incentive plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

16. Income Taxes

At December 31, 2009, the Company did not have any unrecognized tax positions. The Company elected to classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense.

16. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2009, were:

Deferred tax assets:	
Accrued compensation	$ 2,265,084
Accrued expenses	957,722
Accrued pension and retirement benefits	620,583
Gross deferred tax asset	3,843,389
Deferred tax liabilities:	
Intangibles	(6,153,281)
Investment basis differences	(306,776)
Other	(192,634)
Gross deferred tax liability	(6,652,691)
Net deferred tax liability	$ (2,809,302)

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434
Tel: +1 314 290 1000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
U.S. Bancorp Investments, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of U.S. Bancorp Investments, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating U.S. Bancorp Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. U.S. Bancorp Investments, Inc.'s management is responsible for U.S. Bancorp Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, which included copies of the checks mailed to the SIPC. We noted no differences.

2. Compared the amounts reported on the "Assessment Calculation Q2 Q3 & Q4" worksheet, as prepared by the Company's management and derived from the Company's FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009. We noted no differences.

3. Compared any adjustments reported in Form SIPC-7T with amounts reported in the "Assessment Calculations Q2 Q3 & Q4" worksheet, as prepared by the Company's management and derived from the Company's general ledger. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the "Assessment Calculations Q2 Q3 & Q4" worksheet supporting the adjustments. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010

1002-1135223

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035359 FINRA DEC
U S BANCORP INVESTMENTS INC 14*14
7TH & WASHINGTON STS
ONE US BANK PLAZA 22ND FLR
SL-MO-T22F/JESSICA MCINTOSH
SAINT LOUIS MO 63101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jessica McIntosh (314) 418-8664

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 212,362

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (58,891)

July 2009
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 153,471

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 153,471

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 153,471

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Bancorp Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP, CFO
(Title)

Dated the 12 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 133,633,815
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	N/A
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	42,110,736
(2) Revenues from commodity transactions.	N/A
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	62,494
(4) Reimbursements for postage in connection with proxy solicitation.	N/A
(5) Net gain from securities in investment accounts.	1,069,346
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	N/A
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	558,436
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached Spreadsheet	2,663,296
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,224,558	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 146,211	
Enter the greater of line (i) or (ii)	2,224,558
Total deductions	48,688,866
2d. SIPC Net Operating Revenues	$ 84,944,949
2e. General Assessment @ .0025	$ 212,362

(to page 1 but not less than $150 minimum)

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STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG